

March 21, 2008

Via U.S. Mail and facsimile at (212) 859-4000

John E. Sorkin
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004

Re: **Office Depot, Inc.**
PREC14A filed March 17, 2008
File No. 1-10948

Dear Mr. Sorkin:

We have reviewed your filings and have the following comments.

Preliminary Proxy Statement

1. Please explain why you believe your nominees will bring more "accountability, focus, and discipline to the way Office Depot is manage."

2. We refer to the bulleted list on page 10. Please elaborate upon how you plan to implement and achieve the objectives you discuss in the bulleted list. For example, please explain in detail how your nominees will "invigorate the store experience." Your disclosure should clearly explain the specific steps necessary to implement the proposed actions. If you have no specific plans please provide balancing disclosure clearly addressing your lack of plans.

3. Please note that Rule 14a-4(c)(5) allows discretionary authority to be utilized for the election of any person to any office for which a bona fide nominee is named in the proxy statement and such nominee is unable to serve or for good cause will not serve. Please explain the legal basis for your ability to vote for substitute or additional nominees for any other reason.

Other

In connection with responding to our comments, please provide, in writing, a statement from each participant and filing person, as appropriate, acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

* * * *

Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at 202.551.3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and
Acquisitions